As filed with the Securities and Exchange Commission on February 12, 2010
Registration No. 333-164009

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
REGISTRATION STATEMENT
ON
FORM S-3
UNDER THE SECURITIES ACT OF 1933

IRVINE SENSORS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	33-0280334
(State or other jurisdiction of	(I.R.S. Employer
incorporation )	Identification Number)
3001 Red Hill Avenue
Costa Mesa, California 92626
(714) 549-8211
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JOHN J. STUART, JR.
Chief Financial Officer
Irvine Sensors Corporation
3001 Red Hill Avenue
Costa Mesa, California 92626
(714) 549-8211
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Ellen S. Bancroft, Esq.
Parker A. Schweich, Esq.
Dorsey & Whitney LLP
38 Technology Drive, Suite 100
Irvine, California 92618
(949) 932-3600
Approximate date of commencement of proposed sale to the public:
from time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of Securities	to be	Offering Price	Aggregate	Registration
to be Registered	Registered	per Share(1)	Offering Price(1)	Fee(2)
Common stock, $0.01 par value per share	2,529,450	$0.37	$935,896.50	$66.73

(1)	Estimated based upon the average of the high and low sales prices of the Registrant’s common stock on February 8, 2010, as reported by the Nasdaq Capital Market, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2)	Previously paid.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS
(SUBJECT TO COMPLETION: DATED FEBRUARY 12, 2010)
2,529,450 Shares
IRVINE SENSORS CORPORATION
Common Stock
     This prospectus relates to the public offering, which is not being underwritten, of a total of 2,529,450 shares of the common stock of Irvine Sensors Corporation at various times by the selling stockholders identified in this prospectus. On September 30, 2009, we sold an aggregate of 3,490 preferred stock units to the selling stockholders. Each preferred stock unit was comprised of one share of our Series B Convertible Preferred Stock, $0.01 par value per share (the “Series B Stock”), plus a five-year warrant to purchase shares of the Company’s common stock. This prospectus relates solely to the registration of common stock issuable upon conversion of Series B Stock within the limits set forth in General Instruction I.B.6(a) of Form S-3. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares offered under this prospectus.
     Our common stock is quoted on the Nasdaq Capital Market under the symbol “IRSN.” On February 11, 2010, the last reported sale price for the common stock on the Nasdaq Capital Market was $0.355 per share.

     You should carefully consider the risk factors beginning on page 1 of this prospectus before purchasing any of the common stock offered by this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2010.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

IRVINE SENSORS CORPORATION
     In this prospectus, the terms “Irvine Sensors,” “company,” “we,” “us,” and “our” refer to Irvine Sensors Corporation and its subsidiaries.
     Irvine Sensors Corporation is a Delaware corporation with its corporate headquarters located in Costa Mesa, California. We operate in the vision systems industry enabled by technology for three-dimensional packaging of electronics and manufacturing of electro-optical products. We design, develop, manufacture and sell vision systems, miniaturized electronic products and higher level systems incorporating such products for defense, security and commercial applications. We also perform customer-funded contract research and development related to these products, mostly for U.S. government customers or prime contractors. Most of our historical business relates to application of our technologies for stacking either packaged or unpackaged semiconductors into more compact three-dimensional forms.
     Our principal executive offices are located at 3001 Red Hill Avenue, Building 4, Costa Mesa, California 92626, and our telephone number is (714) 549-8211.
RISK FACTORS
     Our future operating results are highly uncertain. Before deciding to invest in our common stock or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports filed on Form 8-K, and in our other filings with the Securities and Exchange Commission, including any subsequent reports filed on Forms 10-K, 10-Q and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.
     We will need to raise additional capital in the near future; additional funds may not be available on terms that are acceptable to us, on a timely basis or at all. Except for the 52-week period ended September 27, 2009 (“fiscal 2009”) in which we realized substantial income from the sale and license-back of our patent portfolio to a patent acquisition company in March 2009 (the “Patent Sale and License”), the deconsolidation of the balance sheet of our wholly-owned subsidiary Optex Systems, Inc. (“Optex”) due to its bankruptcy, and a significant reduction of potential future pension expenses, we have historically experienced significant net losses and significant negative cash flows from operations or other uses of cash. As of December 27, 2009 and September 27, 2009, our cash and cash equivalents were $122,500 and $125,700, respectively, and our working capital deficit during such periods was $5.6 million and $6.3 million, respectively. To offset the effect of negative net cash flows, we have historically funded a portion of our operations through multiple equity and debt financings, and to a lesser extent through receivable financing. Our revenues were reduced in fiscal 2009 partially due to our liquidity limitations, which may continue to adversely affect our revenues in the future. We anticipate that we will require additional capital to meet our working capital needs. We cannot assure you that any additional capital from financings or other sources will be available on a timely basis, on acceptable terms, or at all, or that the proceeds from any financings will be sufficient to address our near term liquidity requirements. If we are not able to obtain additional capital in the near future, we anticipate that our business, financial condition and results of operations will be materially and adversely affected.
We anticipate that our future capital requirements will depend on many factors, including:
•	our ability to meet our current obligations, including trade payables, payroll and fixed costs;

•	our ability to procure additional production contracts and government research and development contracts, and the timing of our deliverables under our contracts;

•	the timing of payments and reimbursements from government and other contracts;

•	the expenses and outcome of litigation;

•	our ability to control costs;

•	our ability to commercialize our technologies and achieve broad market acceptance for such technologies;

•	research and development funding requirements;

•	increased sales and marketing expenses;

•	technological advancements and competitors’ responses to our products;

•	capital improvements to new and existing facilities;

•	our relationships with customers and suppliers; and

•	general economic conditions including the effects of future economic slowdowns, a slump in the semiconductor market, acts of war or terrorism and the current international conflicts.
     Even if available, financings can involve significant costs and expenses, such as legal and accounting fees, diversion of management’s time and efforts, or substantial transaction costs or break-up fees in certain instances. Financings may also involve substantial dilution to existing stockholders, and may cause additional dilution through adjustments to certain of our existing securities under the terms of their antidilution provisions. If adequate funds are not available on acceptable terms, or at all, our business and revenues will be adversely affected and we may be unable to finance our operations, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.
     We are engaged in litigation with Timothy Looney, the former owner of Optex, the outcome of which could affect us adversely, and we may need to issue securities to Mr. Looney that have rights, preferences and privileges that are senior to our Common Stock. In January 2008, Mr. Looney filed a lawsuit in the Superior Court of California, County of Orange against the Company and its senior lenders alleging that the Company had breached its contract to register the shares of our common stock issued to Mr. Looney to purchase the final 30% of Optex. In July 2009, a jury verdict was rendered in this lawsuit requiring the Company to pay $105,000 in partial liquidated damages, and the Company’s cross complaint against Mr. Looney with respect to allegations of fraud was denied. In December 2009, the Superior Court of California, County of Orange, entered a judgment in the jury trial of the January 2008 Looney lawsuit in favor of Mr. Looney, including Mr. Looney’s attorneys’

fees and expenses. The aggregate amount of the judgment was $959,446, inclusive of the $105,000 in partial liquidated damages discussed above. The Company may file an appeal to overturn the jury’s verdict and the related attorneys’ fees award, but the outcome of such an action is uncertain. If the judgment remains unpaid, unvacated, unbonded or unstayed for a period of sixty days, it will constitute a default under a promissory note and cross-defaults under our Series A-1 Stock and Series A-2 Stock and our accounts receivable factoring agreement with Summit Financial Resources, L.P. In September 2008, Mr. Looney also filed a lawsuit in the United States District Court, Central District of California, against John Carson, the Company’s CEO, and John Stuart, the Company’s CFO, alleging that Messrs. Carson and Stuart negligently misrepresented financial information of the Company when the Company was negotiating with Mr. Looney regarding the acquisition of Optex. Pursuant to this lawsuit, Mr. Looney is seeking recovery of damages, interest and costs. Because the alleged actions of Messrs. Carson and Stuart were arguably in their capacity as officers of the Company, we have agreed to defend Messrs. Carson and Stuart in this lawsuit, subject to waivers of any conflict of interests that may arise, and we may be required to indemnify Messrs. Carson and Stuart in this matter. In December 2008, Mr. Looney filed another lawsuit against the Company in the Superior Court of California, County of Orange alleging breach of contract. Mr. Looney alleges that the UCC public foreclosure sale of the assets of Optex constituted a "change-in-control" and claims that the Company is required to pay him an earn-out payment of $3.9 million. Trial in this matter is set to commence on April 26, 2010, and the outcome of such litigation is uncertain. In April 2009, Mr. Looney also filed a lawsuit against the Company in the State District Court of Dallas County, Texas, alleging breach of a $400,000 promissory note. As a result of the Company’s filings, the litigation on the $400,000 note has been removed to the Federal District Court of Northern Texas. This litigation and the Company’s defenses are related to the claims and defenses raised in the California litigation. The outcome of litigation is inherently uncertain, and an unfavorable outcome to any or all of these actions could have a material adverse effect on our financial condition and threaten our viability. Additionally, the attorneys’ fees and costs of these lawsuits have been substantial, and we expect that such attorneys’ fees and costs will continue to be substantial so long as these matters are pending. In December 2009, we and Mr. Looney agreed in principle upon the outline of a potential settlement of all of these lawsuits, including the judgment in the January 2008 Looney lawsuit, subject to certain third party consents, which we cannot guarantee will be obtained. While we believe that we reached an agreement on the essential terms of this settlement with Mr. Looney, as of the date of this report, Mr. Looney has been unwilling to execute a definitive settlement agreement in this regard and has terminated further discussions thereto. We cannot assure you that we will be able to enter into an acceptable settlement agreement in this regard. If this settlement is not effectuated on an acceptable basis, we anticipate we will continue to incur substantial expenses in subsequent periods as trial and preparation for trial on these matters proceed and that such expenses will continue to impair our liquidity. These additional expenses and any adverse result in the Looney litigation could have a material adverse effect on the Company or its financial position.
     Our common stock may be delisted by the Nasdaq Capital Market if we cannot maintain Nasdaq’s listing requirements, which could limit your ability to sell shares of common stock and could limit our ability to raise additional capital. We are not currently in compliance with Nasdaq’s $1.00 minimum bid price requirement and have historically failed to meet that requirement from time to time. On September 15, 2009, we received a written notice from Nasdaq of our present lack of compliance with this criterion and were given until March 15, 2010 to regain compliance. If we are not able to meet the minimum bid requirements by such date, we may have to appeal to Nasdaq to allow us to effect another reverse stock split to avoid being delisted from Nasdaq. In such an event, we cannot assure you that Nasdaq will allow us to effectuate a reverse stock split to avoid being delisted that we will propose another reverse split to our stockholders, that our stockholders will approve such a reverse split if proposed or that a reverse split will be sufficient to maintain our Nasdaq listing if effectuated. On January 14, 2009, we also received written notice from Nasdaq of our lack of compliance with a Nasdaq Marketplace Rule that requires us to have a minimum of $2,500,000 in stockholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for our most recently completed fiscal year or two of our three most recently completed fiscal years. We ultimately regained compliance with this requirement in October 2009. We cannot assure you that we will be able to satisfy Nasdaq’s listing maintenance requirements in the future, or be able to maintain our listing on the Nasdaq Capital Market. If our common stock is delisted from the Nasdaq Capital Market, the market for your shares may be limited, and as a result, you may not be able to sell your shares at an acceptable price, or at all. In addition, a delisting may make it more difficult or expensive for us to raise additional capital in the future. A delisting would also constitute a default under our Longview agreements.

     If we are delisted from the Nasdaq Capital Market, your ability to sell your shares of our common stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares. If our common stock is delisted, it would come within the definition of “penny stock” as defined in the Securities Exchange Act of 1934 and would be covered by Rule 15g-9 of the Securities Exchange Act of 1934. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

     Since 2006, we have engaged in multiple financings, which have significantly diluted existing stockholders and will likely result in substantial additional dilution in the future. Assuming conversion of all of our existing convertible securities and exercise in full of all options and warrants outstanding as of December 27, 2009, an additional approximate 21.8 million shares of our common stock would be outstanding, as compared to the approximately 10.9 million shares of our common stock that were issued and outstanding at that date. Since the start of fiscal 2006 through December 27, 2009, we have issued approximately 9.1 million shares of our common stock, largely to fund our operations and to acquire the remaining 30% interest in Optex, resulting in significant dilution to our existing stockholders. Further, subsequent to December 27, 2009, we issued an additional 3.0 million shares of common stock for the conversion of preferred stock. On August 26, 2008, pursuant to approval of our stockholders, we amended our Certificate of Incorporation to increase our authorized common stock issuable for any purpose from 80,000,000 shares to 150,000,000 shares, which further increased the potential for significant dilution to our existing stockholders. Our secured bridge note financing in November 2008 through February 2009 resulted in the automatic application of price anti-dilution features in our existing securities, which in conjunction with other issuances, substantially increased the potential fully diluted number of shares of our common stock. The Series A-2 Stock that we issued in April 2009 in exchange for convertible notes, resulting in the cancellation of $1 million of debt, as well as the shares of common stock that we issued to the bridge financing investors in April 2009 and the Series B Stock and common stock warrants that we issued in September 2009 further diluted interests of existing stockholders, such that our potential fully diluted number of shares of our common stock is approximately 31.3 million as of December 30, 2009, after giving effect to the expiration of warrants to purchase approximately 1.5 million shares on that date. We anticipate we will pursue additional financings in the future. Any additional equity or convertible debt financings in the future could result in further dilution to our stockholders. Existing stockholders also will suffer significant dilution in ownership interests and voting rights and our stock price could decline as a result of potential future application of price anti-dilution features of our Series A-1 Stock and Series A-2 Stock and certain warrants, if not waived.
     Significant sales of our common stock in the public market by the selling stockholders listed in the selling stockholders’ table of this prospectus and others will cause our stock price to fall. This prospectus covers 2,529,450 shares of our common stock that may be freely offered for resale. The average trading volume of our shares in December 2009 was approximately 635,300 shares per day, compared to the approximately 14.0 million shares outstanding and the additional approximate 17.3 million shares outstanding on a fully diluted basis at December 30, 2009. Other than volume limitations imposed on our affiliates, most of the issued shares of our common stock are freely tradable. If the holders of the freely tradable shares were to sell a significant amount of our common stock in the public market, the market price of our common stock would likely decline. If we raise additional capital in the future through the sale of shares of our common stock to private investors, we may, subject to existing restrictions lapsing or being waived, agree to register these shares for resale on a registration statement as we have done in the past. Upon registration, these additional shares would become freely tradable once sold in the public market, assuming the prospectus delivery and other requirements were met by the sellers, and, if significant in amount, such sales could further adversely affect the market price of our common stock. The sale of a large number of shares of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate.
     Our one-for-ten reverse stock split effected on August 26, 2008 (the “2008 Reverse Stock Split”) has had and may continue to have a material adverse effect on our market capitalization. While our 2008 Reverse Stock Split temporarily addressed Nasdaq’s minimum bid price standard at that time, our market capitalization as of December 31, 2009 dropped to only approximately $5.8 million and our market float decreased considerably. Adverse market reaction to the split may have contributed to the decline in our market capitalization that we have recently experienced. Such reaction and reduced market float and sales volume may result in further material adverse impact to our market capitalization and the market price of our common stock. We may be required to conduct an additional reverse stock split in fiscal 2010 to maintain our Nasdaq listing and cannot assure you of the impact such reverse stock split will have on our market capitalization and market price of our common stock, if it were to occur.

     We have historically generated substantial losses, which, if continued, could make it difficult to fund our operations or successfully execute our business plan, and could adversely affect our stock price. Since our inception, we have generated net losses in most of our fiscal periods. We experienced a net loss of approximately $21.6 million for the fiscal year ended September 28, 2008 (“fiscal 2008”), including the non-recurring charges associated with the retirement of $15 million of debt owed to Longview Fund, LP (“Longview”) and Alpha Capital Anstalt (“Alpha”) through a Uniform Commercial Code sale of the assets Optex (the “Optex Asset Sale”). Had it not been for the gains from the Patent Sale and License, the deconsolidation of Optex due to its bankruptcy and a significant reduction of potential future pension expenses, we would have experienced a substantial net loss in fiscal 2009 as well. We experienced a net loss of approximately $1.7 million in our first quarter of fiscal 2010. We cannot assure you that we will be able to achieve or sustain profitability in the future. In addition, because we have significant expenses that are fixed or difficult to change rapidly, we generally are unable to reduce expenses significantly in the short-term to compensate for any unexpected delay or decrease in anticipated revenues. Our present level of contract research and development revenue also makes us dependent on support from subcontractors to meet our operating plans and susceptible to losses when such support is delayed. Such factors could cause us to continue to experience net losses in future periods, which will make it difficult to fund our operations and achieve our business plan, and could cause the market price of our common stock to decline.
     Our government-funded research and development business depends on a limited number of customers, and if any of these customers terminate or reduce their contracts with us, or if we cannot obtain additional government contracts in the future, our revenues will decline and our results of operations will be adversely affected. For fiscal 2009, approximately 33% of our total revenues were generated from research and development contracts with the U.S. Air Force and approximately 16% of our total revenues were generated from research and development contracts with the U.S. Army. For the first quarter of fiscal 2010, approximately 30%, 26%, 13% and 12% of our total revenues were generated from research and development contracts with the U.S. Army, classified agencies, Alion Science and Technology Corporation, a defense contractor, and the U.S. Air Force, respectively. Although we ultimately plan to shift our focus to include the commercialization of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial portion of our revenues for the foreseeable future. Our dependency on a few contract sources increases the risks of disruption in this area of our business or significant fluctuations in quarterly revenue, either of which could adversely affect our consolidated revenues and results of operations.
     Because our operations currently depend on government contracts and subcontracts, we face additional risks related to contracting with the federal government, including federal budget issues and fixed price contracts, that could materially and adversely affect our business. Future political and economic conditions are uncertain and may directly and indirectly affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially funded, contracts can be affected by these factors. Therefore, cutbacks or re-allocations in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business. Obtaining government contracts may also involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. Each government agency also maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Governmental agencies also often retain some portion of fees payable upon completion of a project and collection of these fees may be delayed for several months or even years, in some instances. In addition, a number of our government contracts are fixed price contracts, which may prevent us from recovering costs incurred in excess of budgeted costs for such contracts. Fixed price contracts require us to estimate the total project cost based on preliminary projections of the project’s requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed fixed contractual costs of either our research and development contracts or our production orders, we will not be able to recover the excess costs.
     Our government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. Although government contracts have provisions providing for the reimbursement of costs associated with termination, the termination of a material contract at a time when our funded backlog does not permit redeployment of our staff could result in reductions of employees. We have in the past chosen to incur excess overhead in order to retain trained employees during delays in contract funding. We also have had to reduce our staff from time-to-time because of fluctuations in our funded government contract base. In addition, the timing of payments from government contracts is also subject to significant fluctuation and potential delay, depending on the government agency involved. Any such delay could result in a temporary adverse effect to our liquidity. Since a substantial majority of our total revenues in the last two fiscal years were derived directly or indirectly from government customers, these risks can significantly affect our business, results of operations and financial condition.
     If we are not able to commercialize our technology, we may not be able to increase our revenues or achieve or sustain profitability. Since commencing operations, we have developed technology, principally under government research contracts, for various defense-based applications. However, since our margins on government contracts are generally limited, and our revenues from such contracts are tied to government budget cycles and influenced by numerous political and economic factors beyond our control, and are subject to our ability to win additional contracts, our long-term prospects of realizing significant returns from our technology or achieving and maintaining profitability will likely also require penetration of commercial markets. In prior years, we have made significant investments to commercialize our technologies without significant success. These efforts included the purchase and later shut down of a manufacturing line co-located at an IBM facility, the formation of the Novalog, MSI, Silicon Film, RedHawk and iNetWorks subsidiaries and the development of various stacked-memory products intended for commercial markets in addition to military and aerospace applications. These investments have not resulted in consolidated profitability to date, other than the profit realized in fiscal 2009 largely from the significant gains described above, and a majority of our total revenues for fiscal 2008, fiscal 2009 and the first quarter of fiscal 2010 were still generated from governmental customers. Furthermore, the Optex Asset Sale has eliminated a substantial future contributor to our consolidated revenues.
     The significant military operations in the Middle East or elsewhere may require diversions of government research and development funding, thereby causing disruptions to our contracts or otherwise adversely impact our revenues. In the near term, the funding of significant U.S. military operations may cause disruptions in funding of government contracts. Since military operations of such magnitude are not routinely included in U.S. defense budgets, supplemental legislative funding actions are required to finance such operations. Even when such legislation is enacted, it may not be adequate for ongoing operations, causing other defense funding sources to be temporarily or permanently diverted. Such diversion could produce interruptions in funding or delays in receipt of our research and development contracts, causing disruptions and adverse effects to our operations. In addition, concerns about international conflicts and the effects of terrorist and other military activity have resulted in unsettled worldwide economic conditions. These conditions make it difficult for our customers to accurately forecast and plan future business opportunities, in turn making it difficult for us to plan our current and future allocation of resources and increasing the risks that our results of operations could be adversely affected.

     If we fail to scale our operations adequately, we may be unable to meet competitive challenges or exploit potential market opportunities, and our business could be materially and adversely affected. After giving effect to Optex as a discontinued operation, our consolidated total revenues in fiscal 2008, fiscal 2009 and the first quarter of fiscal 2010 were $16.7 million, $11.5 million and $3.2 million, respectively. In order to absorb the recurring expenses of a publicly reporting company and remain profitable, we will need to materially grow our consolidated total revenues and/or substantially reduce our operating expenses. Such challenges are expected to place a significant strain on our management personnel, infrastructure and resources. To implement our current business and product plans, we will need to expand, train, manage and motivate our workforce, and expand our operational and financial systems, as well as our manufacturing and service capabilities. All of these endeavors will require additional capital and substantial effort by our management. If we are unable to effectively manage changes in our operations, we may be unable to scale our business quickly enough to meet competitive challenges or exploit potential market opportunities, and our current or future business could be materially and adversely affected.
     Historically, we have primarily depended on third party contract manufacturers for the manufacture of a majority of our products and any failure to secure and maintain sufficient manufacturing capacity or quality products could materially and adversely affect our business. For our existing products, we primarily have used contract manufacturers to fabricate and assemble our stacked chip, microchip and sensor products. Our internal manufacturing capabilities consist primarily of assembly, calibration and test functions for our thermal camera products. We have typically used single contract manufacturing sources for our historical products and do not have long-term, guaranteed contracts with such sources. As a result, we face several significant risks, including:
•	a lack of guaranteed supply of products and higher prices;

•	limited control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.
     In addition, the manufacture of our products is a highly complex and technologically demanding process and we are dependent upon our contract manufacturers to minimize the likelihood of reduced manufacturing yields or quality issues. We currently do not have any long-term supply contracts with any of our manufacturers and do not have the capability or capacity to manufacture our products in-house in large quantities. If we are unable to secure sufficient capacity with our existing manufacturers, implement manufacturing of some of our new products at other contract manufacturers or scale our internal capabilities, our revenues, cost of revenues and results of operations would be negatively impacted.
     If we are not able to obtain broad market acceptance of our new and existing products, our revenues and results of operations will be adversely affected. We generally focus on emerging markets. Market reaction to new products in these circumstances can be difficult to predict. Many of our planned products incorporate our chip stacking technologies that have not yet achieved broad market acceptance. We cannot assure you that our present or future products will achieve market acceptance on a sustained basis. In addition, due to our historical focus on research and development, we have a limited history of competing in the intensely competitive commercial electronics industry. As such, we cannot assure you that we will be able to successfully develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace. If we are not successful in commercializing our new products, our ability to generate revenues and our business, financial condition and results of operations will be adversely affected.

     Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price. Our fiscal 2005, fiscal 2006 and fiscal 2007 audits revealed material weaknesses in our internal controls over financial reporting, including the failure of such controls to identify the need to record a post employment obligation for our Executive Salary Continuation Plan, which resulted in a restatement of our financial statements. We believe these types of material weaknesses relate primarily to the size and depth of our accounting staff. We have attempted to address these material weaknesses by expanding our staff and reassigning responsibilities and, based on information available to us as of the date of our quarterly report on Form 10-Q filed on February 11, 2010, we believe that we have remediated this condition as of September 28, 2008 and September 27, 2009. Third party testing of our belief will be conducted pursuant to Section 404 of the Sarbanes-Oxley Act beginning fiscal 2010. Such third party testing may ultimately reveal that previously identified material weaknesses have not been remediated or that new material weaknesses have developed. Furthermore, we do not presently have the financial resources and infrastructure to address our future plans, which puts us at risk of future material weaknesses. We are in the process of documenting and testing our internal control processes in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments and a written report on the effectiveness of our internal controls over financial reporting and, commencing in our fiscal year 2010, a report by our independent auditors on the effectiveness of our internal controls. During the course of our testing, we may identify other significant deficiencies or material weaknesses, in addition to the ones previously identified, which we may not be able to remediate in time to meet future deadlines imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we will not be able to conclude that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future.
     Our stock price has been subject to significant volatility. The trading price of our common stock has been subject to wide fluctuations in the past. Since January 2000, our common stock has traded at prices as low as $0.11 per share in March 2009 and as high as $3,750.00 per share in January 2000 (after giving effect to two reverse stock splits subsequent to January 2000). The current market price of our common stock may not increase in the future. As such, you may not be able to resell your shares of common stock at or above the price you paid for them. The market price of the common stock could continue to fluctuate or decline in the future in response to various factors, including, but not limited to:

•	the impact and outcome of pending litigation;

•	our cash resources and ability to raise additional funding and repay indebtedness;

•	our ability to demonstrate compliance with Nasdaq’s listing maintenance requirements;

•	quarterly variations in operating results;

•	government budget reallocations or delays in or lack of funding for specific projects;

•	our ability to control costs and improve cash flow;

•	our ability to introduce and commercialize new products and achieve broad market acceptance for our products;

•	announcements of technological innovations or new products by us or our competitors;

•	changes in investor perceptions;

•	economic and political instability, including acts of war, terrorism and continuing international conflicts; and

•	changes in earnings estimates or investment recommendations by securities analysts.
     The trading markets for the equity securities of high technology companies have continued to experience volatility. Such volatility has often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. We were subject to a class action lawsuit that diverted management’s attention and resources from other matters until it was settled in June 2004. We cannot guarantee you that we will not be subject to similar class action lawsuits in the future.
     Our Patent Sale and License has removed barriers to competition. We sold most of our patents pursuant to the Patent Sale and License. Although we retain a worldwide, royalty-free, non-exclusive license to use the patented technology that we sold in our business, the purchaser of our patent assets is entitled to use those patents for any purpose, including possible competition with us. We treat technical data as confidential and generally rely on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect our proprietary information and maintain barriers to competition. However, we cannot assure you that these measures will adequately protect the confidentiality of our proprietary information or that others will not independently develop products or technology that are equivalent or superior to ours.
     Our ability to exploit our own technologies may be constrained by the rights of third parties who could prevent us from selling our products in certain markets or could require us to obtain costly licenses. Other companies may hold or obtain patents or inventions or may otherwise claim proprietary rights to technology useful or necessary to our business. We cannot predict the extent to which we may be required to seek licenses under such proprietary rights of third parties and the cost or availability of these licenses. While it may be necessary or desirable in the future to obtain licenses relating to one or more proposed products or relating to current or future technologies, we cannot assure you that we will be able to do so on commercially reasonable terms, if at all. If our technology is found to infringe upon the rights of third parties, or if we are unable to gain sufficient rights to use key technologies, our ability to compete would be harmed and our business, financial condition and results of operations would be materially and adversely affected.
     Enforcing and protecting patents and other proprietary information can be costly. If we are not able to adequately protect or enforce our proprietary information or if we become subject to infringement claims by others, our business, results of operations and financial condition may be materially adversely affected. We may need to engage in future litigation to enforce our future intellectual property rights or the rights of our customers, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. The purchaser of our patents may choose to be more aggressive in pursuing its rights with respect to these patents, which could lead to significant litigation and possible attempts by others to invalidate such patents. If such attempts are successful, we might not be able to use this technology in the future. We also may need to engage in litigation in the future to enforce patent rights with respect to future patents. In addition, we may receive in the future communications from third parties asserting that our products infringe the proprietary rights of third parties. We cannot assure you that any such claims would not result in protracted and costly litigation. Any such litigation could result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations. Furthermore, we cannot assure you that we will have the financial resources to vigorously defend our proprietary information.
     Our proprietary information and other intellectual property rights are subject to government use which, in some instances, limits our ability to capitalize on them. Whatever degree of protection, if any, is afforded to us through patents, proprietary information and other intellectual property generally will not extend to government markets that utilize certain segments of our technology. The government has the right to royalty-free use of technologies that we have developed under government contracts, including portions of our stacked circuitry technology. While we are generally free to commercially exploit these government-funded technologies, and we may assert our intellectual property rights to seek to block other non-government users of the same, we cannot assure you that we will be successful in our attempts to do so.
     We are subject to significant competition that could harm our ability to win new business or attract strategic partnerships and could increase the price pressure on our products. We face strong competition from a wide variety of competitors, including large, multinational semiconductor design firms and aerospace firms. Most of our competitors have considerably greater financial, marketing and technological resources than we or our subsidiaries do, which may make it difficult to win new contracts or to attract strategic partners. This competition has resulted and may continue to result in declining average selling prices for our products. We cannot assure you that we will be able to compete successfully with these companies. Certain of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Increased competition has in the past resulted in price reductions, reduced gross margins and loss of market share. This trend may continue in the future. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.
     We must continually adapt to unforeseen technological advances, or we may not be able to successfully compete with our competitors. We operate in industries characterized by rapid and continuing technological development and advancements. Accordingly, we anticipate that we will be required to devote substantial resources to improve already technologically complex products. Many companies in these industries devote considerably greater resources to research and development than we do. Developments by any of these companies could have a materially adverse effect on us if we are not able to keep up with the same developments. Our future success will depend on our ability to successfully adapt to any new technological advances in a timely manner, or at all.
     If we effectuate additional acquisitions, it may further strain our capital resources, result in additional integration and assimilation challenges, be further dilutive to existing stockholders, result in unanticipated accounting charges and expenses, or otherwise adversely affect our results of operations. Our future business strategy may involve expansion through the acquisitions of businesses, assets or technologies that allow us to expand our capabilities and market coverage and to complement our existing product offerings. Optex, our first acquisition under this strategy, initially facilitated our market access, but did not achieve financial objectives. Acquisitions may require significant upfront capital as well as capital infusions, and typically entail many risks, including unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. We had not engaged in an acquisition strategy prior to our acquisition of Optex; we experienced difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of Optex, and the Optex acquisition was also costly and resulted in material adverse impacts to our overall financial condition. We may experience similar difficulties in assimilating any other companies or businesses we may acquire in the future. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also require us to enter into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases.
     Acquisitions or asset purchases made entirely or partially with cash or debt could also put a significant strain on our limited capital resources. Acquisitions may also require large one-time charges and can result in contingent liabilities, adverse tax consequences, deferred compensation charges, and the recording and later amortization of amounts related to deferred compensation and certain purchased intangible assets, any of which items could negatively impact our results of operations. In addition, we may record goodwill in connection with an acquisition and incur goodwill impairment charges in the future. Any of these charges could cause the price of our common stock to decline. In addition, we may issue equity or convertible debt securities in connection with an acquisition, as we did in connection with our acquisition of Optex. Any issuance of equity or convertible debt securities may be dilutive to our existing stockholders and such securities could have rights, preferences or privileges senior to those of our common stock.
     We cannot assure you that we will be able to locate or consummate any future acquisitions, or that we will realize any anticipated benefits from these acquisitions. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisition on commercially acceptable terms, and any decline in the price of our common stock may make it significantly more difficult and expensive to initiate or consummate an acquisition.
     We do not plan to pay dividends to holders of common stock. We do not anticipate paying cash dividends to the holders of the common stock at any time. Accordingly, investors in our securities must rely upon subsequent sales after price appreciation as the sole method to realize a gain on investment. There are no assurances that the price of common stock will ever appreciate in value. Investors seeking cash dividends should not buy our securities.
     We do not have long-term employment agreements with our key personnel. If we are not able to retain our key personnel or attract additional key personnel as required, we may not be able to implement our business plan and our results of operations could be materially and adversely affected. We depend to a large extent on the abilities and continued participation of our executive officers and other key employees. The loss of any key employee could have a material adverse effect on our business. While we have adopted employee equity incentive plans designed to attract and retain key employees, our stock price has declined in recent periods, and we cannot guarantee that options or non-vested stock granted under our plans will be effective in retaining key employees. We do not presently maintain “key man” insurance on any key employees. We believe that, as our activities increase and change in character, additional, experienced personnel will be required to implement our business plan. Competition for such personnel is intense and we cannot assure you that they will be available when required, or that we will have the ability to attract and retain them.
     We may be subject to additional risks. The risks and uncertainties described above are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the Securities and Exchange Commission are also available to the public at its web site at http://www.sec.gov/.
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Pursuant to the Securities and Exchange Commission rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement. You may read or obtain a copy of the registration statement from the Securities and Exchange Commission in the manner described above.
     The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. The documents under Commission file number 001-08402 that we incorporate by reference are:

1.	Our Annual Report on Form 10-K for the fiscal year ended September 27, 2009 as filed with the Securities and Exchange Commission on December 23, 2009, as amended on January 25, 2010;

2.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 1, 2009;
3.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 6, 2009;
4.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 20, 2009;

5.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 10, 2009;

6.	Our Current Report on Form 8-K as filed with the Securities and Exchange Commission on January 7, 2010;

7.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2009 as filed with the Securities and Exchange Commission on February 11, 2010; and

8.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 12, 1982 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

     In addition, we incorporate by reference all reports and other documents that we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering (except for information and exhibits furnished under Items 2.02 or 7.01 of our current reports on Form 8-K) and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any document or statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such document or statement. Any document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted to the Corporate Secretary, at Irvine Sensors Corporation, 3001 Red Hill Avenue, Costa Mesa, California 92626, or by telephone at (714) 549-8211.
FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements regarding us which include, but are not limited to, statements concerning our projected revenues, expenses, gross profit and income, mix of revenue, demand for our products, the need for additional capital, our ability to obtain and successfully perform additional new contract awards and the related funding of such awards, market acceptance of our products and technologies, the competitive nature of our business and markets, the success and timing of new product introductions and commercialization of our technologies, product qualification requirements of our customers, our significant accounting policies and estimates, and the outcome of expense audits. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “potential,” “believes,” “seeks,” “estimates,” “should,” “may,” “will”, “with a view to” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, including those set forth in the section “Risk Factors” beginning on page 1 of this prospectus and elsewhere in, or incorporated by reference into, this prospectus. Such factors include, but are not limited to the following:
•	our ability to obtain additional financing for working capital on acceptable terms in a timely manner;

•	our ability to regain and maintain compliance with Nasdaq’s listing requirements;

•	the outcome of existing litigation, including our ability to effectuate any possible settlement of said litigation;

•	our ability to continue as a going concern;

•	our ability to obtain critical and timely product and service deliveries from key vendors due to our working capital limitations, competitive pressures or other factors;

•	our ability to successfully execute our business plan and control costs and expenses;

•	our ability to obtain expected and timely bookings and orders resulting from existing contracts;

•	our ability to secure and successfully perform additional research and development contracts, and achieve greater contracts backlog;

•	governmental agendas, budget issues and constraints and funding or approval delays;

•	our ability to maintain adequate internal controls and disclosure procedures, and achieve compliance with Section 404 of the Sarbanes-Oxley Act;

•	our ability to introduce new products, gain broad market acceptance for such products and ramp up manufacturing in a timely manner;

•	new products or technologies introduced by our competitors, many of whom are bigger and better financed than us;

•	the pace at which new markets develop;

•	our ability to establish strategic partnerships to develop our business;

•	our limited market capitalization;

•	general economic and political instability; and

•	those additional factors which are listed under the section “Risk Factors” beginning on page 1 of this prospectus.
     We do not undertake any obligation to revise or update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as required by law.
USE OF PROCEEDS
     The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of such shares. We will not receive any proceeds from sales of the shares offered by this prospectus.
SELLING STOCKHOLDERS
     The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of December 21, 2009. The percentages shown in the table are based on 10,945,716 shares of common stock outstanding on that date. Shares of common stock subject to options, warrants or other convertible securities which are exercisable within 60 days of December 21, 2009, are deemed to be beneficially owned by the person holding such options, warrants or other convertible securities for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. Except as described in the preceding sentence, shares issuable upon exercise of outstanding options, warrants and other convertible securities are not deemed to be outstanding.
     The table assumes that the selling stockholders sell all the shares of our common stock offered by them under this prospectus and sell none of the other shares of our common stock owned by the selling stockholders, if any. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The term “selling stockholders” includes the stockholders listed below and their respective transferees, assignees, pledgees, donees or other successors. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders also may offer and sell less than the number of shares indicated. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. Except as indicated below in this section, we are not aware of any material relationship between us and the selling stockholders within the past three years other than as a result of the selling stockholders’ beneficial ownership of our common stock.

				Number of Shares Being
	Beneficially Owned			Offered by Selling	Beneficially Owned
	Prior to Offering			Stockholder in	After Offering
Selling Stockholder[1]	Number of Shares		Percent	Offering	Number of Shares	Percent
Gaston Alciatore	37,142		*	10,460	—	—
Theodore Bintz, Jr.	48,521		*	10,460	—	—
Shmyer Breuer	546,191	[2]	4.99%	209,222	—	—
John A. Brooks	37,142		*	10,460	—	—
Daniel Bush	74,284		*	20,921	—	—
Jim Carlson	288,570		2.64	78,458	—	—
Frank Richard Chastek	92,856		*	26,152	—	—
William Church	92,856		*	26,152	—	—
Dennis Colbert Living Trust	278,570		2.55	78,458	—	—
Gregory Coppola	49,017		*	10,460	—	—
Daniel Cromie	78,000		*	21,968	—	—
Denis & Margaret Curtin	26,000		*	7,322	—	—
John Davis	185,714		1.70	52,305	—	—
DII Capital, Inc.	92,856		*	26,152	—	—
Danette Dziekan	37,142		*	10,460	—	—
Larry Ehlers	111,800		1.02	25,629	—	—
Paul Enquist	111,428		1.02	31,383	—	—
Audrey Farb	185,714		1.70	52,305	—	—
David Genecco	92,856		*	26,152	—	—
David & Sarah Genecco	92,856		*	26,152	—	—
David Genecco (FBO Frank Genecco)	92,856		*	26,152	—	—
Leo Genecco & Sons	92,856		*	26,152	—	—
Louis & Coralie Glantz	78,000		*	21,968	—	—
Lawrence Guindi	74,284		*	20,921	—	—
Robert Guindi	55,714		*	15,691	—	—
Chris Hall	37,142		*	10,460	—	—

				Number of Shares Being
	Beneficially Owned			Offered by Selling	Beneficially Owned
	Prior to Offering			Stockholder in	After Offering
Selling Stockholder[1]	Number of Shares		Percent	Offering	Number of Shares	Percent
Myra Halpern	78,000		*	21,968	—	—
Jay Harris	26,000		*	7,322	—	—
Jeffrey Heaman	67,383		*	10,460	—	—
Nadine Holter	78,000		*	21,968	—	—
Alec Jaret	205,714		1.88	52,305	—	—
George Jewell	546,191	[2]	4.99	209,222	—	—
Michael Johnson	29,714		*	8,368	—	—
Robert Kaminski	137,506		1.26	31,383	—	—
Sami Kapanen	335,556		3.07	62,766	—	—
Brian Kern	260,000		2.38	73,227	—	—
Daniel E. Kern Roth IRA	520,000		4.75	146,455	—	—
Joseph Manochio	92,856		*	26,152	—	—
Tod McBean	37,142		*	10,460	—	—
Alan Meyer	66,856		*	18,829	—	—
Robert & Carleen Mouly	92,856		*	26,152	—	—
Marcus Neyenhaus	185,714		1.70	52,305	—	—
William C. Pawson	46,428		*	13,076	—	—
Richard Rammacher	185,714		1.70	52,305	—	—
Robert C. Randall	92,856		*	26,152	—	—
Murdock & Janie Richard	371,428		3.39	104,611	—	—
James Ridener	49,337		*	10,460	—	—
Sanford Ring	37,142		*	10,460	—	—
William Rodgers	37,142		*	10,460	—	—
Roger & Jory Ann Rubinger	78,000		*	21,968	—	—
Randy Schaefer	104,000		*	29,291	—	—
David Schotz	74,284		*	20,921	—	—
Irving Schotz	92,856		*	26,152	—	—
William Smith	74,284		*	20,921	—	—
Sandra Sparano	278,570		2.55	78,458	—	—
Richard Spencer	52,000		*	14,645	—	—
John Suttles	185,714		1.70	52,305	—	—
Jon Stanich	92,856		*	26,152	—	—

				Number of Shares Being
	Beneficially Owned			Offered by Selling	Beneficially Owned
	Prior to Offering			Stockholder in	After Offering
Selling Stockholder[1]	Number of Shares		Percent	Offering	Number of Shares	Percent
Lee I. Turner Revocable Trust	55,714		*	15,691	—	—
Robert Uhrin	105,152		*	20,921	—	—
Arnold Weiss	546,191	[2]	4.99	209,222	—	—
Francis & Susan Williams	52,000		*	14,645	—	—
John Williamson	185,714		1.70	52,305	—	—
David A. and Nancy W. Wood	92,856		*	26,152	—	—
Timothy Zakriski	37,142		*	10,460	—	—

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

1	The address for each of the selling stockholders is c/o J.P. Turner & Company LLC, 3060 Peachtree Road, 11th Floor, Atlanta, Georgia 30305.

2	The Series B Stock and the warrants held by the selling stockholder are subject to a blocker that would prevent such selling stockholder’s ownership at any given time from exceeding 4.99% of our outstanding common stock, which may be increased to a maximum of 9.99% of our then outstanding common stock upon 61 days prior written notice from such stockholder (the “Blocker”). Absent the Blocker, the selling stockholder would hold an aggregate of 742,856 shares or 6.79% of the shares beneficially owned prior to the offering.
     The shares being offered in this prospectus by the selling stockholders consist of shares of common stock issuable upon conversion of the Series B Stock purchased by the selling stockholders pursuant to that certain Subscription Agreement dated September 30, 2009 by and between us and each selling stockholder (the “Subscription Agreement”). The issuance of these shares was approved by our stockholders at the Annual Meeting of Stockholders in March 2009.
     In consideration for services rendered as the lead placement agent in the preferred stock unit offering, the Company paid certain cash fees and commissions to J.P. Turner & Company, LLC and issued a five-year warrant to J.P. Turner Partners, LP to purchase 907,400 shares of our common stock at an exercise price of $0.55 per share. The common stock underlying the warrant issued to J.P. Turner Partners, LP is not subject to this registration statement and we do not intend to register such common stock in the future.
     The registration statement, including this prospectus, is being filed pursuant to registration rights granted in the Subscription Agreement. In general, we have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.
     This prospectus also covers any additional shares of our common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.
PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.
     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock issuable upon the conversion of the selling stockholders’ Series B Stock, but we will not receive any proceeds from the sale of the common stock by the selling stockholders.
     The selling stockholders have represented in the Subscription Agreement that they have not entered into any agreements, understandings or arrangements regarding the sale of their shares of common stock. If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale or purchase of shares of common stock, if required, we will file a supplement to this prospectus. If a selling stockholder uses this prospectus for any sale of the shares of common stock, he will be subject to the prospectus delivery requirements of the Securities Act of 1933.
     The selling stockholders may not use shares registered under this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. The selling stockholders will be responsible for their compliance with the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to each selling stockholder in connection with resales of their shares under this registration statement.
LEGAL MATTERS
     The legality of the shares offered hereby will be passed upon for Irvine Sensors Corporation by Dorsey & Whitney LLP, Irvine, California.

EXPERTS
     Squar, Milner, Peterson, Miranda & Williamson, LLP, an independent registered public accounting firm, has audited our consolidated financial statements for the fiscal year ended September 27, 2009 included in our Annual Report on Form 10-K for the fiscal year then ended, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Squar, Milner, Peterson, Miranda & Williamson, LLP’s report, given on their authority as experts in accounting and auditing.
     Grant Thornton LLP, an independent registered public accounting firm, has audited our consolidated financial statements and schedule for the fiscal year ended September 28, 2008 included in our Annual Report on Form 10-K for the fiscal year ended September 27, 2009, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Grant Thornton LLP’s report, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee. In addition, we may be charged additional listing fees by The Nasdaq Capital Market upon issuance of the shares being offered by this prospectus.

SEC Registration Fee	$66.73
Printing Expenses	0.00
Legal Fees and Expenses	15,000.00
Accounting Fees and Expenses	20,000.00
Miscellaneous	0.00

Total	$35,066.73

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under Section 145 of the Delaware General Corporation Law, we can indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. Our bylaws and certificate of incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by law and require us to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws and certificate of incorporation further provide that rights conferred under such bylaws and certificate of incorporation do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
     Our certificate of incorporation provides that, under Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to the Company and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.
     We have entered into agreements to indemnify our directors, the directors of certain of our subsidiaries and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify the Company’s directors and certain of our officers for certain expenses, attorneys’ fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at our request. We also maintain directors and officers liability insurance.
ITEM 16. EXHIBITS

EXHIBIT
NUMBER
4.1	Specimen of Common Stock certificate (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

4.2	Certificate of Incorporation, as amended and currently in effect (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2003).

4.3	Bylaws, as amended and currently in effect (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on September 21, 2007).

4.4	Certificate of Elimination of the Series B Convertible Cumulative Preferred Stock, Series C Convertible Cumulative Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (Incorporated by reference to Exhibit 3.3 filed with the Registrant’s Current Report on Form 8-K filed on April 18, 2008).

4.5	Certificate of Designations of Rights, Preferences, Privileges and Limitations of Series A-1 10% Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.4 filed with the Registrant’s Current Report on Form 8-K filed on April 18, 2008).

4.6	Certificate of Amendment of Certificate of Incorporation to increase the authorized shares of the Corporation’s Common Stock and the authorized shares of the Corporation’s Preferred Stock (Incorporated by reference to Exhibit 3.5 filed with the Registrant’s Current Report on Form 8-K filed on August 27, 2008).

4.7	Certificate of Amendment of Certificate of Incorporation to reclassify, change, and convert each ten (10) outstanding shares of the Corporation’s Common Stock into one (1) share of Common Stock (Incorporated by reference to Exhibit 3.6 filed with the Registrant’s Current Report on Form 8-K filed on August 27, 2008).

4.8	Certificate of Designations of Rights, Preferences, Privileges and Limitations of Series A-2 10% Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on March 24, 2009).

4.9	Certificate of Designations of Rights, Preferences, Privileges and Limitations of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on October 1, 2009).

4.10	Form of Subscription Agreement dated September 30, 2009 and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.69, filed with the Registrant’s Annual Report on Form 10-K filed on December 23, 2009).

EXHIBIT
NUMBER
4.11	Form of Warrant to Purchase Common Stock dated September 30, 2009 and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.70, filed with the Registrant’s Annual Report on Form 10-K filed on December 23, 2009).

5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

*	Previously filed by the Registrant.

ITEM 17. UNDERTAKINGS
     The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;
     provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act to any purchaser:
     (i) If the registrant is relying on Rule 430B:
     (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
     (ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     (5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

          The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the Registrant’s Annual Report under Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 12th day of February, 2010.

IRVINE SENSORS CORPORATION
By:	/s/ JOHN C. CARSON
John C. Carson
Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer and Director (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN C. CARSON John C. Carson	Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer and Director (Principal Executive Officer)	February 12, 2010

/s/ JOHN J. STUART, JR. John J. Stuart, Jr.	Chief Financial Officer and Secretary (Principal Financial and Chief Accounting Officer)	February 12, 2010

Signature	Title	Date
*	Director	February 12, 2010

Marc Dumont

*	Director	February 12, 2010

Jack Johnson

Director

Thomas M. Kelly

*	Director	February 12, 2010

Frank Ragano

*	Director	February 12, 2010

Robert G. Richards

*	Power of Attorney

By:	/s/ John J. Stuart, Jr.
John J. Stuart, Jr.
Attorney-in-Fact

INDEX OF EXHIBITS

EXHIBIT
NUMBER
4.1	Specimen of Common Stock certificate (Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

4.2	Certificate of Incorporation, as amended and currently in effect (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 28, 2003).

4.3	Bylaws, as amended and currently in effect (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on September 21, 2007).

4.4	Certificate of Elimination of the Series B Convertible Cumulative Preferred Stock, Series C Convertible Cumulative Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (Incorporated by reference to Exhibit 3.3 filed with the Registrant’s Current Report on Form 8-K filed on April 18, 2008).

4.5	Certificate of Designations of Rights, Preferences, Privileges and Limitations of Series A-1 10% Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.4 filed with the Registrant’s Current Report on Form 8-K filed on April 18, 2008).

4.6	Certificate of Amendment of Certificate of Incorporation to increase the authorized shares of the Corporation’s Common Stock and the authorized shares of the Corporation’s Preferred Stock (Incorporated by reference to Exhibit 3.5 filed with the Registrant’s Current Report on Form 8-K filed on August 27, 2008).

4.7	Certificate of Amendment of Certificate of Incorporation to reclassify, change, and convert each ten (10) outstanding shares of the Corporation’s Common Stock into one (1) share of Common Stock (Incorporated by reference to Exhibit 3.6 filed with the Registrant’s Current Report on Form 8-K filed on August 27, 2008).

4.8	Certificate of Designations of Rights, Preferences, Privileges and Limitations of Series A-2 10% Cumulative Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on March 24, 2009).

4.9	Certificate of Designations of Rights, Preferences, Privileges and Limitations of Series B Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 filed with the Registrant’s Current Report on Form 8-K filed on October 1, 2009).

4.10	Form of Subscription Agreement dated September 30, 2009 and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.69, filed with the Registrant’s Annual Report on Form 10-K filed on December 23, 2009).

4.11	Form of Warrant to Purchase Common Stock dated September 30, 2009 and schedule of omitted material details thereto (Incorporated by reference to Exhibit 10.70, filed with the Registrant’s Annual Report on Form 10-K filed on December 23, 2009).

EXHIBIT
NUMBER
5.1	Opinion of Dorsey & Whitney LLP.

23.1	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in signature page).

*     Previously filed by the Registrant.